Exhibit 12.1
STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in thousands)	2009		2008		2007		2006		2005
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$7,769		$56,564		$47,610		$28,119		$11,933
Add:
Amortization of capitalized interest	35		32		19		13		8
Fixed charges, net of capitalized interest	1,966		2,151		2,060		1,857		2,023

Income before income taxes and fixed charges, net	$9,770		$58,747		$49,689		$29,988		$13,964

Fixed Charges:
Total interest expense	$1,695		$1,669		$1,630		$1,629		$1,873
Capitalized interest	75		390		186		149		239
Interest factor in rents	271		482		430		228		150

Total fixed charges	$2,041		$2,540		$2,246		$2,005		$2,262

Ratio of earnings to fixed charges	4.8	x	23.1	x	22.1	x	15.0	x	6.2	x